AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ACTION INDUSTRIES, INC.

I.

The name of the Corporation is Action Industries, Inc.

II.

The Corporation shall have authority to issue One Hundred Million (100,000,000) shares of common stock having a par value of $.001 per share.

III.

The initial registered office of the Corporation is 115 Perimeter Center Place, Suite 170, Atlanta, Dekalb County, Georgia 30346.  The initial registered agent of the Corporation is Richard W. Jones.

IV.

The name and address of the Incorporator of the Corporation is:

Name________________	Address________________
Richard W. Jones	115 Perimeter Center Place, Ste. 170 Atlanta, Georgia 30346

V.

The mailing address of the initial principal office of the Corporation is 115 Perimeter Center Place, Ste. 170, Atlanta, Dekalb County, Georgia 30346.

VI.

Action required or permitted to be taken by the shareholders of the Corporation pursuant to the provisions of the Georgia Business Corporation Code may be taken without a meeting of the shareholders by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote were present and voted.  Any such action shall be

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evidenced by one or more written consents describing the action taken, signed by shareholders entitled to take action, and shall be delivered to the Corporation for inclusion in the minutes or filing with the corporate records.  The record date of any action taken by written consent shall be the date on which the first shareholder signs the consent.  No such consent shall be valid unless  the consenting shareholder has been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, including notice of any applicable dissenters' rights as provided in O.C.G.A. Section 14-2-1320 and 14-2-1322, or  the written consent contains an express waiver of the right to receive the material otherwise required to be furnished.  Any shareholders who do not participate in the taking of any such action by written consent shall be given written notice of the action taken together with any materials required to be delivered pursuant to O.C.G.A. subsection 14-2-704 (b) (1) within ten (10) days following the date of the written consent.

VII.

The Board of Directors of the Corporation may, from time to time, and at its discretion, cause the Corporation to purchase its own shares and such shares may be reissued by the Corporation.

VIII.

(a) No Director of the Corporation shall have any personal liability to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a Director, provided that this Article shall eliminate or limit the liability of a Director only to the maximum extent permitted from time to time by the Georgia Business Corporation Code or any successor law or laws.

(b) Any repeal or modification of Article VIII(a) by the shareholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

IX.

The Board of Directors, Committees of the Board of Directors and individual Directors, in discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers,

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and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such Directors consider pertinent; provided, however, that this Article shall be deemed solely to grant discretionary authority to the Directors and shall not be deemed to provide to any constituency named or referred to in this Article any right to be considered.

IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles of Incorporation to be executed, its corporate seal affixed and the foregoing to be attested, all by a duly authorized officer on August 1, 2003.

ACTION INDUSTRIES, INC.

By:_________/S/_____________

Alice M. Ford, President

Attest:

By: ___________/S/_________________

Inna Sheveleva, Secretary

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